Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-8 filed on or about May 26, 2022 of Pacific Bioscience of California, Inc. of our report dated August 30, 2021, with respect to the financial statements of Omniome Inc., not included herein. Our report dated August 30, 2021 contains an explanatory paragraph that states Omniome’s recurring losses from operations raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Diego, California
May 26, 2022